Exhibit 77C

Municipal Opportunity Trust  (VMO)

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 14,230,552 shares voted in his favor and 269,736 shares withheld. With regards to the election of Hugo Sonnenschein as elected trustee by the common shareholders of the Fund 14,254,028 shares voted in his favor and 246,260 shares withheld. With regards to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Fund 3,895 shares voted in his favor and 0 shares
withheld.   The other trustees whose terms did not expire in 2001 were: David
Arch, Howard J Kerr,  Rod Dammeyer and Wayne Whalen.